Exhibit 12(a)
FPL GROUP, INC. AND SUBSIDIARIES COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS (a)
Six Months Ended June 30, 2004

(millions of dollars)
Earnings, as defined:
Net income	$395
Preferred stock dividends of a consolidated subsidiary (b)	-
Income taxes	123
Fixed charges included in the determination of net income, as below	254
Amortization of capitalized interest	4
Distributed income of equity method investees	27
Less: Equity in earnings of equity method investees	38

Total earnings, as defined	$765

Fixed charges, as defined:
Interest charges	$246
Rental interest factor	8

Fixed charges included in the determination of net income	254
Capitalized interest	24
Dividend requirements on preferred stock of a consolidated
subsidiary before income taxes (b)	-

Total fixed charges, as defined	$278

Ratio of earnings to fixed charges and ratio of earnings
to combined fixed charges and preferred stock dividends (a)	2.75

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(a)

FPL Group, Inc. has no preference equity securities outstanding; therefore, the ratio of earnings to fixed charges is the same as the ratio of earnings to combined fixed charges and preferred stock dividends.

(b)	A portion of Florida Power & Light Company's preferred stock is owned by FPL Group, Inc. and is eliminated in consolidation. Accordingly, those dividends are not included herein.